UNITED STATES
		SECURITIES AND EXCHANGE COMMISSION
		      Washington, D.C. 20549

			   SCHEDULE 13D

	    Under the Securities Exchange Act of 1934
		       (Amendment No.    *)

                        Med/Waste, Inc.
			 (Name of Issuer)

                       Common Stock
		  (Title of Class of Securities)

                         583 921 101
                 -----------------------------
	                 (CUSIP Number)

             Peter E. Salas, General Partner
		 of Dolphin Offshore Partners, L.P.
		 c/o Dolphin Management
		 129 East 17th Street
		 New York, NY  10003
		 (212) 982-5071
(Name, Address and Telephone Number of Person Authorized to Receive
		    Notices and Communication)

			 March 31, 1998
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON: Peter E. Salas, as General Partner of Dolphin Offshore Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  ___

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  USA

7.   SOLE VOTING POWER:  690,590

8.   SHARED VOTING POWER:  0

9.   SOLE DISPOSITIVE POWER:  690,590

10.  SHARED DISPOSITIVE POWER:  0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  138,803

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES:  / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  12.90%

14.  TYPE OF REPORTING PERSON:  IN


		      SECURITIES AND EXCHANGE COMMISSION
			    Washington, D.C. 20549

				 SCHEDULE 13D

		   Under the Securities Exchange Act of 1934

			       Med/Waste Inc.
			     (Name of Company)

Item 1.   Security and Issuer.

     The title of the class of equity security to which this statement relates is the Common Stock of Med/Waste, Inc., whose principal executive offices are located at 3890 NW 132nd St., Suite K, OpaLocka, Florida 33054.

Item 2.   Identity and Background

     This statement is filed by Peter E. Salas, a United States citizen with a business address at Dolphin Management, 129 East 17th Street, NY, NY 10003, as General Partner of Dolphin Offshore Partners, L.P. His present principal occupation is President of the Company. During the last five years, Mr. Salas has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

     551,724 shares of common stock, 20,063 warrants and 118,803 shares upon conversion from bonds are beneficially owned by Mr. Salas as General Partner of Dolphin Offshore Partners, L.P. and were purchased with the working capital of Dolphin Offshore Partners, L.P. on the open market.

Item 4.   Purpose of the Transaction

     The shares of Common Stock were acquired for investment purposes only.

Item 4. Interest in Securities of the Issuer

     (a) Mr. Salas is the beneficial owner of 551,724 shares of common stock, 20,063 warrants and 118,803 convertible bonds. In total, these 690,590 shares constitute approximately 12.90% of the shares of the Company's Common Stock outstanding as of March 31st, 1998.

Item 6.   Contracts, Arrangements, Understandings or
	  Relationships with Respect to Securities of the Issuer

    Mr. Salas has the exclusive right to vote the shares of Common
Stock at any regular or special meetings of the shareholders of the Company and/or any actions in lieu of meetings or shareholder proceedings.

Item 7.   Material to be Filed as Exhibits

Signatures

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 31, 1998
			      /s/ Peter E. Salas
			      --------------------
			      Peter E. Salas as General Partner
			      of Dolphin Offshore Partners, L.P.